Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following investor presentation was made available on April 8, 2026.

The n e xt s t ep in t he e v olution of r oad f r eight. EINRIDE 2026 SWEDEN

Disclaimer (1/3)

Disclaimers and Other Important Information

This presentation, including any accompanying oral presentation (this "Presentation"), has been prepared solely for informational purposes in connection with a potential business combination (the "Proposed Business Combination") between Legato Merger Corp. III, a special purpose acquisition company ("Legato"), and Einride AB (the "Company" or "Einride" and, together with Legato, the "Parties"). By accepting receipt of this Presentation, the recipient will be deemed to have agreed to the obligations and restrictions set out below.

This Presentation should not be construed as a prospectus or offering document and you should not rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise. This Presentation shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities.

The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

No representations or warranties, express or implied, are given in, or in respect of, this Presentation. This Presentation is subject to updating, completion, revision, verification and further amendment. None of the Parties or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation or determined if this Presentation is truthful, accurate or complete, and it is an offense to claim otherwise. The Parties undertake no obligation to recipients of this Presentation to update any information contained herein, or to advise such recipients upon becoming aware that any information contained herein is not accurate.

None of Einride, Legato or any of their respective subsidiaries, equity holders, affiliates, representatives, partners, members, directors, officers, employees, advisors or agents (collectively, "Representatives") makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein or any other written, oral or other communications transmitted or otherwise made available to the recipient in the course of its evaluation of the Proposed Business Combination, and nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance. None of the Parties nor any of their Representatives shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, the information contained herein does not purport to contain all of the information that may be required to evaluate the Proposed Business Combination. The information contained in this Presentation is provided as of the date hereof and may change, and none of the Parties nor any of their Representatives undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete. The general explanations included in this Presentation cannot address, nor is intended to address, your specific investment objectives, financial situations or financial needs.

Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with any Party or their respective Representatives, as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Parties and the Proposed Business Combination. Recipients of this Presentation should read the definitive documents for Proposed Business Combination and make their own evaluation of the Parties and the Proposed Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Any decision to rely on the information contained in this Presentation is the sole responsibility of the Recipient and neither Party will be responsible for any loss incurred by the Recipient as a result of any actions taken by the Recipient relying upon the information herein.

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Disclaimer (2/3)

Forward-Looking Statements

This Presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Proposed Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the addressable market for Einride's solutions and services, the competitive and regulatory landscape for Einride's solutions and services, plans and use of proceeds, objectives of management for future operations of the Company, the upside potential and opportunity for investors, Einride's growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of Legato's public shareholders, and the Company's expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "potential," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of Legato or Einride, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company's business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company's solutions and services and the Company's international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride's solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride's solutions; (14) the termination or suspension of any of Einride's contracts or the reduction in counterparty spending; (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future; and (16) those risk factors discussed in documents of the Company, or Legato filed, or to be filed, with the U.S. Securities and Exchange Commission (the "SEC").

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section in the final prospectus of Legato dated as of February 5, 2024 and filed by Legato with the SEC on February 6, 2024, Legato's Quarterly Reports on Form 10-Q, Legato's Annual Report on Form 10-K and the registration statement on Form F-4 and proxy statement/prospectus that will be filed by the Company, and other documents filed or to be filed by Legato and Einride from time to time with the SEC, as well as the list of risk factors included in the Appendix hereto. These filings and the Appendix do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Legato or the Company presently know or that Legato and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their Representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of its Representatives gives any assurance that any of Legato or the Company will achieve its expectations. The inclusion of any statement in this Presentation does not constitute an admission by Legato, the Company or any other person that the events or circumstances described in such statement are material.

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Disclaimer (3/3)

Industry and Market Data

This Presentation has been prepared by the Parties and their Representatives and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes and from filings of public companies in the freight industry. Although the Parties believe these third-party sources are reliable as of their respective dates, none of the Parties or any of their respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data's accuracy or completeness. Some data are also based on the Parties' good faith estimates, which are derived from both internal sources and the third-party sources. None of the Parties or their Representatives make any representation or warranty with respect to the accuracy of such information. The Parties and their respective Representatives expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished by Legato or the Company, or any other report or document to be filed by the combined company following completion of the Proposed Business Combination with the SEC.

Trademarks and Intellectual Property

All trademarks, service marks, and trade names of any party or their respective affiliates used herein are trademarks, service marks, or registered trade names of such party or its respective affiliate, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of the respective owners, and their use is not alone intended to, and does not alone imply, a relationship with any party, or an endorsement or sponsorship by or of any party. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that any party or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, Einride intends to file a registration statement on Form F-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Legato shareholders. Legato and Einride will also file other documents regarding the Proposed Business Combination with the SEC.

Before making any voting or investment decision, investors, shareholders and other interested persons of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with Proposed Business Combination carefully and in their entirety as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato and Einride through the website maintained by the SEC at www.sec.gov.

The documents filed by Legato and the Company with the SEC also may be obtained free of charge, once available, on the SEC's website at www.sec.gov or by directing a request to: Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in Solicitation

Legato, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Legato's shareholders in connection with the Proposed Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Proposed Business Combination and their ownership of Legato's securities are, or will be, contained in Legato's filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Legato's shareholders in connection with the Proposed Business Combination, including and the names and interests of the Company's directors and executive officers, will be set forth in the proxy statement/prospectus on Form F-4 for the Proposed Business Combination, which is expected to be filed by the Einride with the SEC. You may obtain free copies of these documents as described in the preceding paragraph

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K e y members of t he t eam R oozbeh Charli Chief E x ecuti v e Officer Henrik G r een Chief T echnology Officer & Gene r al Manager Einride Aut onomous Eric R osen feld Chief S P A C Officer - Lega t o Me r ger Corp. III Anubh a v V erma Chief Financial Officer

Opportunity overview

Introduction to Einride

Einride is a global leader within digital, electric, and autonomous road freight, providing technology solutions to reduce overall transportation costs

The Company was founded in 2016 and operates in North America and EMEA, with 30 customers across 7 countries

Einride is going public through a de-SPAC merger with Legato Merger Corp. III (LEGT). The transaction is supported by $213M in committed financing[(1)], including an oversubscribed $113M PIPE, to accelerate global expansion and technology deployment, done at a $1.35B pre-money equity valuation

Key numbers

$637M Capital raised to date[(1)]	**30** Number of customers	**7** Countries
$800M+ Potential long-term ARR in Joint Business Plan (JBPs)[(2)]	**14,900,000+** Electric miles driven	**3,300+** Driverless hours in contracted customer ops[(3)]
460,000+ Executed shipments	**99.7%** On-time performance[(4)]	**26M kg+** CO_2e abated

Select existing investors

AMF, IONQ, EQT, ERICSSON, CAPITAL GROUP, <norrsken>, NordicNinja, NORTHZONE, TEMASEK

Key customers

Carlsberg, DP WORLD, GE APPLIANCES, Heineken, PHILIPS, LIDL, MARS, OATLY!, Kaufland, postnord, REWE, storaenso

Backlog & pipeline

$49M Run-rate operational revenue[(5)]	**$92M** ARR in signed customer contracts[(6)]

Notes: Data as of December 2025, customer count as of February 2026, unless otherwise noted. (1) As of February 2026. Includes $113M in PIPE capital. Further includes approximately $100M in cross-over financing raised in 2025 from existing and new institutional investors in connection with the SPAC transaction, a share of which relates to subordinated convertible debt which has been or is expected to be converted into equity. (2) JBPs are non-binding roadmaps jointly developed with Einride's customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of CET and cab-less autonomous trucks in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride's customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this presentation. (3) Between January 2024 and December 2025. (4) In accordance with SLAs, Q1 2025. (5) Adjusted annualized monthly average Q4'25 USD-equivalent revenue from operational customer contracts, based on unaudited financial performance. (6) Represents USD-equivalent ARR expected from signed customer contracts as of February 2026. This amount is subject to certain conditions, termination rights and management assumptions. Actual ARR from Einride's signed customer contracts may vary materially from the amount set forth in this presentation.

einride

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P r oprieta r y AI p o w e r ed technology plat f orm driving cost s a vings f or f r eight solutions

A trillion dollar market opportunity transforming the industry

Massive market opportunity

$4.6 trillion

Global road freight market[1]

$1.2 trillion

U.S. and EU heavy-duty (>20 GVW) road freight[1][2]

Industry pain points

Unconsolidated

90% of existing asset owners have fleet size <10 trucks[3]

Existing ecosystem is highly fragmented and characterized by owner-operators

Inefficient

11% utilization in the U.S. road freight industry[4]

Low levels of utilization and over-reliance on rudimentary systems drives inefficiencies and compressed margins

At the forefront of disrupting a massive but inefficient legacy system, creating a historic opportunity in the global freight market einride

Notes: (1) Statista: Size of the global logistics industry, Freightwaves: trucking accounting for 43% of the sector's total annual revenue. (2) Eurostat & American Trucking Association. (3) American Trucking Association & McKinsey. (4) Utilization as a function of fill rate, dead head and operating hours, asset up-time and speed. Based on data from First Call Logistics, OOIDA, FleetOwner, FreightWaves, ACEEE, Einride analysis

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A turnkey operation addressing customer needs

Fully-managed, electrified, autonomous-ready freight movement service at competitive prices

Fully autonomous



In-house developed autonomous capabilities with a purpose built cab-less autonomous electric vehicle

Electric vehicles and drivers



Vehicles sourced from leading OEMs, including BYD, Daimler, DAF, Peterbilt, Scania and SANY

AI / Technology Platform

Operational planning software



Operational planning software allowing for efficient deployment of electric, digital and autonomous freight solutions

Charging infrastructure



Charging infrastructure deployed strategically to enable cost efficient electric operations



All-inclusive take-or-pay contract to ship customers' goods

einride

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The Einride cab-less autonomous truck

Autonomy has arrived – with ~300 FTEs, of which ~100 engineers are dedicated to Einride's autonomous operation, the Company has one of the most advanced offerings in the market



2019

First in the world to receive a permit to operate on a public road (EU deployment)[1]

2022

First in the world to deploy a cab-less autonomous truck with a customer in active operations (U.S. deployment)[1][2]

Today

United States: GE Appliances
Europe: Apotea (Swedish online retailer)
Middle East: Continued growth with DP World through the largest heavy-duty, cab-less truck installation to be deployed in the UAE to date[1][3]

Vehicle info

Chassis contract manufacturer

VDL

Key supplier partners

AEVA, HESAI

Software stack

In-House

Current operating permits

Necessary permits and approvals in place, incl. NHTSA and Transportstyrelsen

Einride's cab-less autonomous trucks have been in active operations since 2022[2], with a growing fleet across new and existing customers einride

Notes: As per December 2025 (1) Per management knowledge (2) Pilot program launched in 2022, and operations began in 2023. (3) Not counting self-driving yard tractors and shifters

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Targeting different use cases and customers for autonomous freight

Freight-Capacity-as-a-Service

Electric / Autonomous freight

Short-haul	Long-haul
Factory-to-Warehouse	Hub-to-Hub
Warehouse-to-Hub	Terminal-to-Hub
Terminal-to-Terminal	

- ✓ Einride Driver
- ✓ Control Tower
- ✓ Cab-less autonomous trucks


Industrial


Retail


Port

Software-as-a-Service

Einride Driver Platform / Saga AI

Vehicle agnostic
autonomous drive
software license and logistics
optimization technology

- ✓ Scalable SaaS business model
- ✓ Setup & customer support
- ✓ Long-term technology partner


Defense


Civilian
(OEMs, Couriers etc.)

einride

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Technology strategy builds on purpose-built cab-less autonomous trucks combined with proprietary Einride Driver

Einride Autonomous’ Product Overview

Einride Driver

Fully agnostic to vehicles, use cases, and sectors



AD Software



Sensors & Compute



Safety Case

Control Tower


Ongoing
03
Transport orders
16/24 complete
Schedule
07:00
08:00
09:00
10:00
11:00
12:00
13:00
XYD 7654
6543
6544
6544
IHY 875
7754
7756
6544
IVY 553
8854
8854
6544

Cab-Less Autonomous Trucks



einride
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Einride’s autonomous machine learning stack covers end-to-end AD functionalities

High-level AD software architecture



GNSS RTK
Vehicle motion sensors
Lidar
Camera
Radar
Secondary rule-based
Primary E2E ML[1]
Examples of explainable output:
Pedestrian ahead, slowing down

Einride autonomous’ ML approach

E2E ML all the way	From sensor input to trajectory output and validation, leveraging fleet-scale data volumes in high-variety scenarios
Large foundational models	Offering consistent performance across ODDs[2], coupled with specialized ODD-class models to ensure faster and cheaper site-specific training
Monitored & interpreted output	Each part of the E2E ML model offers the possibility to have its output monitored and interpreted, to answer *why* it made a specific decision
Commercially deployable & safe	Deployable and safe due to: 1) Explainability 2) Redundancy in the secondary rule-based software with a matching degradation concept einride

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Note: (1) Currently under development. (2) ODD = Operational design domain

Top tier safety standards resulting in zero traffic incidents and delivering strong regulatory partnerships



Earning regulatory trust…	… validated by class-leading safety case
Secured first NHTSA permit for autonomous, cabless freight on U.S. public roads(1)	Safety case built on ISO standards, verified by two independent audits from Sweden's Research Institutes
Obtained first-of-their-kind public road permits in Sweden, Belgium, and Norway, more than any other European operator(1)	Bespoke vehicle platform with dual-redundant steering/braking, ASIL D 48V steering, and redundant powertrain
Invited by European governments to shape regulations and lead cross-border demo projects	Proven safety record with zero traffic incidents across all autonomous operations
Partnering with UAE RTA to enable first autonomous freight operations aligned with Vision 2031 and Green Agenda 2030(2)	

einride

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Notes: (1) To the best of Management's knowledge (2) Engagements include safety validation, technical integration, and infrastructure coordination

Existing customers present enormous growth opportunity

Vertical	# of countries in operations	Run-rate operational revenue(1)	ARR in signed customer contracts(2)	Potential long-term ARR in JBPs(3)	Customer examples
Retail	4	$11M	$14M	$90M+	Kaufland, LIDL, REWE
Consumer Goods	5	$21M	$30M	$280M+	MARS, Oatly!, Carlsberg
Logistics	4	$10M	$42M	$360M+	DP World, Wallenius Wilhelmsen
Industrials	3	$7M	$6M	$70M+	GE Appliances, Stora Enso, Signify
Total	7	$49M	$92M	$800M+	

Market footprint

United states



EMEA


UAE

Einride's expansion in the South & Southeast reflects true sustainable growth, driven by customer demand, not mandates or subsidies

Einride's geographical expansion across the EMEA driven by both new and existing customers

Live / In operation

Go-live in 2026

30 Signed and/or operational customers

einride

Notes: Data as of December 2025, customer count as of February 2026, unless otherwise noted. (1) Adjusted annualized monthly average Q4'25 USD-equivalent revenue from operational customer contracts, based on unaudited financial performance. (2) Represents USD-equivalent ARR expected from signed customer contracts as of February 2026. This amount is subject to certain conditions, termination rights and management assumptions. Actual ARR from Einride's signed customer contracts may vary materially from the amount set forth in this presentation. (3) JBPs are non-binding roadmaps jointly developed with Einride's customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of CET and cab-less autonomous trucks in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride's customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this presentation.

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Customer case study: GE APPLIANCES

U.S. first autonomous electric truck on a public road

Einride currently provides GE Appliances ("GEA") with Freight-Capacity-as-a-Service in the U.S.

Einride and GEA signed a first operational contract in 2021, and a Joint Business Plan[1] thereafter for further electrification through the deployment of ~200 electric vehicles, including both CETs and cab-less autonomous trucks

Current operations include 19 CETs and 2 cab-less autonomous trucks[4], with Einride deploying its first full time, daily autonomous operations in Selmer, TN

GEA and Einride are also in the process of co-developing solutions and proposals for **immediate deployments across both CETs and cab-less autonomous trucks**

19 CETs, 2 cab-less autonomous trucks

Current signed and/or operational deployments[4]

~$5M

Total ARR in signed contracts[3]

~$55M

Potential long-term ARR in Joint Business Plan[1]


GE APPLIANCES
a Haier company
Cab-less autonomous truck deployment stats(2)
61,000+
Units delivered
1,700+
Tonne-Km transported
~94%
Completed in AD mode
~99%
Delivery precision
1,000+
Shipments delivered

Einride and GE Appliances made history together, putting the first autonomous heavy-duty electric vehicle on a U.S. public road[5]

Notes: Data as of December 2025 unless otherwise noted. (1) JBPs are non-binding roadmaps jointly developed with Einride's customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of CET and cab-less autonomous trucks in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride's customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this presentation. (2) Data from GE Appliances autonomous operations between January 2024 and December 2025. (3) Represents USD-equivalent ARR expected from signed customer contracts as of December 2025. This amount is subject to certain conditions, termination rights and management assumptions. Actual ARR from Einride's signed customer contracts may vary materially from the amount set forth in this presentation. (4) 2 cab-less autonomous trucks in operations as of December 2025. (5) Per management's best knowledge.

einride 16

The Saga platform

An AI-powered technology platform – Einride's edge in logistics planning

Platform layers


Customer-facing digital products & services
The "top" layer
Models & proprietary algorithms
The "middle" layer
Data sources
The "bottom" layer

The Saga platform

Data from multiple sources underpins Einride’s AI-powered platform, creates actionable plans and simplifies electric operations

Superior data


Driver Data
Vehicle Data
Shipment Data
Charger Data

Einride's tech stack allows it to optimize customers' existing operations through improved utilization, resulting in reduced costs

Electric vehicle route planning optimizer (eVRP)

Predictive energy consumption model

Cost and emission model

Digital freight platform



Unlocking the potential of AI for customers

The Saga platform lets Einride execute the same routes with fewer trucks, less power, and at a lower price point einride

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Einride's freight platform optimizes electric road freight with AI

Einride value proposition to customers

1 **Solves the coordination** problem for customers, pooling all major ecosystem products and services into one as-a-Service platform for a monthly fee

2 **Reduces the overall cost** of transition through operational efficiencies, direct/indirect cost reduction, and purchasing economies of scale vs. customers sourcing individually

3 **Removes logistical complexity** from customers' electric transition, solving all parts of the transition on their behalf allowing the customer to focus on their core business

4 **Increases quality of operations** through the digital freight platform, as AI/ML optimization tools allow for more precise shipping and charging vs. regular operations today

5 **De-risked operations vs. diesel** as Einride digitalizes freight operations, enabling better control of risks through real-time visibility, and resolves risks of rising diesel costs / stranded assets

Cost reduction – Customer proof points[1]

13%
Fleet level TCO reduction compared to diesel baseline

16%
Fleet size reduction alongside a 10% increase in transport volume

30%
Increase in pallets transported per truck

Operational improvements – Customer proof points[2]

89%
Accuracy of energy consumption prediction[3] enabling reliable planning

73%
Reduction in charging time achieved by intelligent prioritization & controlling power output

50%
Increased utilization of charging infrastructure

Notes: (1) Customer study within grocery retail 2025, customer solution 2024, customer solution 2022. (2) EMEA operations in 2025, customer cases 2025. (3) 11% Mean absolute percentage error (MAPE).

einride
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Einride is the leader within the autonomous freight movement

	einride	Aurora	kodiak
Customers	30	8+ (1)(2)	9 (1)(3)
Fully-autonomous, driver-out customers	6	3+ (4)	1 (3)
Active countries	7	1 (5)	1 (3)
Driverless hours in contracted customer ops	3,300+	N/A (2)(6)	5,200+ (3)
Employees	~300 (7)	~1,900 (5)	300+ (8)
Quarterly burn rate ($M)	~22 (9)	~154 (2)(10)	~40 (11)
Valuation ($B)	~1.35	~9.0 (12)	~1.5 (12)

Note: All Einride Data as of December 2025, customer count as of February 2026, unless otherwise noted. (1) Represents publicly disclosed customers. (2) Per Aurora earnings call on 02/11/2026 for the period ending 12/31/2025. (3) Per Kodiak investor presentation published 11/12/2025 for the quarter ended 09/30/2025. (4) Includes Hirschbach Motor Lines, Detmar Logistics, and one of the leading carriers in the U.S., per Aurora 02/11/2026 press release on expanded driverless operations. (5) Per Aurora 2025 10-K for the year ended 12/31/2025. (6) There is no statistic disclosed for Driverless Hours in Contracted Customer Ops, however, Aurora has completed 250,000 miles without a driver. (7) Total number of FTEs across Einride, not only autonomous department. (8) Employee count per Kodiak S-8 filing dated 12/01/2025. (9) Represents average across 2025 from unaudited financial statements. (10) Quarterly cash burn calculated as cash flows from operating activities less capital expenditures for the quarter ended 12/31/2025. (11) Quarterly cash burn is calculated as cash flows from operating activities less capital expenditures for the quarter ended 09/30/2025 per Kodiak S-4A dated 08/15/2025 and Kodiak 10-Q for quarter ended 09/30/2025.(12) Market capitalization per CapitalIQ as of 03/03/2026.

einride 19

Strategic deployment of charging infrastructure

Einride's different modes of charging solutions serve varying customer deployments and allow for additional upside from external customers

Einride stations


einride

Designed, deployed and operated by Einride

Partnering with infrastructure investors who provide the capital for build out

Using indexed power rates to pass cost onto customers

Can serve multiple customers with efficient operations ensured through reservation and planning capabilities

8
Live stations

Einride private installation



Charging installations at customer sites for Freight-Capacity-as-a-Service offering

Owned by either Einride or the customer

Electricity cost passed through or paid for directly by the customer

Can be leveraged by Einride for multiple customers in select cases

90
Operational charge points

Third party



Site installed/managed by third party

Used to extend Einride network temporarily or in low-density locations

Electricity costs passed onto customer

Technology agnostic approach

11
Third party partners

Structural deployment and management of charging infrastructure allows for cost optimization, control and critical data gathering to enhance the customer offering einride

Notes: Data as of December 2025, customer count as of February 2026, unless otherwise noted.

20

Growing the electric fleet

In order to serve its customers, Einride manages a large and growing fleet of electric commercial vehicles



Snapshot of current fleet

7 OEMs	**30** Customers
216 Electric vehicles[1]	**14M+** Electric miles driven
3 Autonomous vehicles[4]	**3,300+** Tonne-km transported autonomously[3]

Select OEM partners[2]

SCANIA

DAIMLER

BYD

Peterbilt

DAF

SANY

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21

Notes: All Einride Data as of December 2025, customer count as of February 2026, unless otherwise noted. (1) Including rented / leased vehicles as of December 2025. (2) Peterbilt vehicles are yet to be procured and deployed. (3) Between January 2024 and December 2025. (4) As of December 2025

Business model


einride
Freight-Capacity-as-a-Service

Contract structure

Fixed take-or-pay monthly rate based on minimum transport capacity

and

Variable rate for additional capacity utilized beyond the minimum

Revenue

License fee per shift / tonne / shipment or as agreed with the customer

and

Various ancillary fees based on incurred costs (e.g. tolls, agreed upon surcharges for waiting times, etc.)

Services

End-to-End Services: assessment, planning, sourcing, deployment, operations and maintenance, and reporting

Joint Business Plans: shared framework for each customer's continued transition to an all-electric fleet

Expected contract duration

~5.0 Years (average ~4.5-year contract length across the portfolio)

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Target long-term business model economics

	CETs (Commercial Electric Trucks)	Cab-less autonomous trucks	Commentary
FCaaS upfront cost per vehicle	$170k – $210k	$200k – $300k	Capex for vehicle purchases
Number of licensed vehicles	15,000+	5,000+	Total vehicles operating on the Einride platform
FCaaS vehicles	*15% – 35%*	*5% – 25%*	Share of vehicles deployed under the FCaaS model where Einride provides the full service
***SaaS vehicles** (Platform (CET) / External ADS (Cab-less autonomous trucks))*	*65% – 85%*	*75% – 95%*	Share of vehicles deployed under the Platform model where Einride provides the technology for owner operators (no capex for Einride)
FCaaS annual revenue per vehicle	$380k – $420k	$295k – $335k	Total revenue per deployed vehicle operating under the FCaaS model
SaaS annual revenue per license	$10k – $15k	$70k – $90k	Total revenue per vehicle deployed by owner operators on the Einride Platform
FCaaS target contribution margin	30% – 35%	70% – 80%	Target contribution margin for the FCaaS offering, excl. hardware cost and FTE cost
SaaS target contribution margin	70% – 80%	80% – 90%	Target contribution margin for the Platform / ADS licenses, in line with typical SaaS margins einride

Note: The target operational information is presented for illustrative purposes only and may not reflect the actual performance or results in a given period or at all. Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or these results or performance will be achieved.

23

The time to scale autonomous is now – Einride is strategically positioned to fuel the transition as a market leader

Uniquely engineered for driverless autonomy	Enabled by the proprietary driver, control tower and cab-less autonomous electric trucks, excluding the in-vehicle safety driver from Day 1
First mover in autonomous freight	First fully autonomous vehicle on public roads in the EU (2019) and the U.S. (2022)[1], with permits in place to scale[2]
Differentiated turnkey customer solution	Provider of turnkey Freight-Capacity-as-a-Service ("FCaaS") business model, providing fully electric service and anchoring a future autonomous pipeline
Cutting-edge technology offering	Proprietary software that leverages machine learning and AI to deliver low-cost solutions, with the potential to scale as a standalone Software-as-a-Service ("SaaS") offering
Long-term contracts with global customers	Take-or-pay contracts with major global customers resulting in strong revenue visibility and significant backlog


JEA 53H

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Notes: (1) Pilot program launched in 2022, and operations began in 2023. (2) Per management's best knowledge.

The Legato advantage

Legato III management team



Gregory Monahan
CEO and Director

- Senior Managing Director & various other positions with Crescendo Partners, L.P., since 2005
- CEO & board member of Legato Merger Corp. IV
- Former CEO & board member of Legato Merger Corp. II, a SPAC that completed a business combination in February 2023
- Extensive board experience across 11 public companies



Eric S. Rosenfeld
Chief SPAC Officer

- President & CEO of Crescendo Partners, L.P. since its formation in November 1998
- Chief SPAC Officer of Legato Merger Corp. IV
- Former Chief SPAC Officer of Legato I & II, SPACs that completed business combinations in Oct. 2021 & Feb. 2023
- Former Chairman of the Board & CEO of five SPACs
- Extensive board experience across 27 public companies



Adam H. Jaffe, CPA
CFO, Secretary, and Director

- CFO & CCO of Crescendo Partners, L.P., since January 2018
- CFO of Allegro Merger Corp. since July 2018
- CFO & board member of Legato Merger Corp. IV
- Former CFO of Legato Merger Corp. & Legato Merger Corp. II, SPACs that completed business combinations in October 2021 & February 2023



Brian Pratt
Chairman

- President, CEO & Chairman of Primoris Services Corp. (NYSE: PRIM) & its predecessor, ARB, Inc., from 1983 until his retirement in 2015
- Following his retirement as CEO, he remained Chairman of Primoris until May 2019 & a Director until February 2020

The management team has served on over 40 public company boards[1], demonstrating a deep understanding of public markets

Legato III SPAC overview

- $220.3M cash in trust[2]
- 25.8M total shares outstanding
- Announced closing of IPO in February 2024

Platform overview

10	$1.4B	$4.6B
SPAC IPOs raised	Capital raised	M&A value of completed DeSPACs

Previous successfully completed SPAC business combinations

Value	Company	Combination with	Date
$810 Million	Southland	Legato Merger Corp II	February 2023
$1.7 Billion	Algoma Steel Inc.	Legato Merger Corp	October 2021
$1.0 Billion	NextDecade	Harmony Merger Corp	July 2017
$375 Million	Pangaea Logistics Solutions Ltd	Quartet Merger Corp	October 2014
$185 Million	SAExploration	Trio Merger Corp	June 2013
$230 Million	PSC Primoris	Rhapsody Acquisition Corp	July 2008
$124 Million	Hill International	Arpeggio Acquisition Corp	June 2006

The Legato team has significant experience and demonstrated success, bringing companies public through SPAC mergers einride
25

Notes: (1) In aggregate. (2) Based on LEGT amount in trust at 01/30/2026. Assumes 0% redemptions.

Transaction overview

Einride is valued at a $1.35B pre-money equity value

Existing shareholders roll 100% of interest and will own ~76% of the pro-forma equity

Existing and new institutional investors funded approximately $100M in cross-over financing in connection with the contemplated SPAC Transaction, including a global asset management company based on the West Coast of the United States, EQT, and IonQ[1]

Combined company has secured over $113 million of committed PIPE capital, with participation from new and existing institutional investors

Einride is projected to close with $300M of additional cash on the balance sheet

Estimated sources and uses

Sources ($M)	
Einride Equity Rollover	$1,350.0
Legato III Cash in Trust[2]	223.0
PIPE	113.3
Legato III Sponsor[2]	56.8
Total Sources	**$1,743.1**

Uses ($M)	
Einride Equity Rollover	$1,350.0
Cash to Balance Sheet	300.3
Legato III Sponsor[2]	56.8
Estimated Expenses	36.0
Total Uses	**$1,743.1**

Illustrative shares outstanding at close

Shareholder	Ownership	Shares
Einride Equity Rollover[3]	75.8%	123.9
Legato III Public Shareholders	12.3%	20.1
PIPE Investors[4]	8.7%	14.2
Legato III Sponsor[5]	3.1%	5.1
Total Pro Forma Shares Outstanding	**100.0%**	**163.3**

Total Equity Value[2]	**$ 1,809.7**
Net Cash	(300.3)
Pro Forma Enterprise Value	**$ 1,509.4**



75.8% Einride Equity Rollover
12.3% Legato III Public Shareholders
8.7% PIPE Investors
3.1% Legato III Sponsor

Note: Analysis excludes up to 10.340M shares issuable upon the exercise of Legato's warrants (comprised of 10.063M public warrants and 0.278M private placement warrants) and warrants associated with the PIPE. (1) $100M in cross-over financing raised in 2025 from existing and new institutional investors in connection with the SPAC transaction, a share of which relates to subordinated convertible debt which has been or is expected to be converted into equity. (2) Calculated at $11.08 per share based on LEGT amount in trust after taking into account expected additional accumulated interest at prevailing market rates through closing. Assumes 0% redemptions. (3) Calculated at $10.90 per share as stipulated in the business combination agreement. Excludes Restricted Company Ordinary Shares as defined in the business combination agreement, and additional shares issued to directors and officers of Einride as part of the de-SPAC transaction. (4) Includes 1.953M incentive shares granted to PIPE investors, of which, 0.553M shares are transferred from sponsor. Excludes the impact of warrants issued. (5) Includes 5.031M founder shares, 0.556M private placement shares, and 0.088M founder shares to underwriters less 0.553M founder shares granted to PIPE shareholders (out of 1M in total shares put towards such purpose ("Incentive Shares")). Legato will subject 1.4M management shares ("Conditional Shares"), plus any Incentive Shares not granted to PIPE shareholders, to forfeiture to be determined based on the percentage of shares redeemed at closing. Analysis assumes 0% redemptions and no forfeiture of Conditional Shares or Incentive Shares.

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a e i n r i d e

Appendix

Customer journey

	Transformation program	Short-term	Mid-term	Long-term (+ Autonomous)
Description	**Strategic electrification plan** Leveraging the planning AI algorithms to optimize TCO for fleet electrification	**Immediately electrifiable lanes** Lanes with suitable distances, payloads and form factors to go electric today	**Regional scale up** Longer range flows enabled by Einride platform, charging and improved hardware	**Scale across markets & use cases** Full fleet addressed with optimized future setup, including cab-less autonomous trucks
Commercial agreement	Joint Business Plan	Wave 1 operational contract	Wave 2 operational contract	Wave 3+ operational contracts

Einride works hand in hand with customers to provide revolutionary logistics service at a lower cost

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Risk f ac t ors

Risk f ac t ors (1/5)

Risk f ac t ors (2/5) In t erruptions, outages, or f ailu r es of in f ormation technology and communications infrastructu r e and sys t ems that w e r ely upon m a y ad v ersely af f ect our business, financial condition, and r esul t s of operations. Our business ma k es e x t ensi v e use of t hi r d - par ty data.

Risk f ac t ors (3/5)

Risk f ac t ors (4/5)

Risk f ac t ors (5/5)

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